September 8, 2011

VIA FEDERAL EXPRESS AND ELECTRONIC TRANSMISSION ON EDGAR
AS A CORRESPONDENCE FILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Phone:  202-551-3810

Attention:  Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance

Re:	LIN TV Corp. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 16, 2011 File No. 1-31311

LIN TV Corp. Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 1, 2011 File No. 1-31311

Dear Mr. Spirgel:

We, LIN TV Corp. and LIN Television Corporation (collectively, “LIN” or the “Company”), are in receipt of your letter dated August 24, 2011, which sets forth comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the quarter ended June 30, 2011.  For your convenience, the Company’s response to each Comment immediately follows the Comment from your letter that has been copied below in its entirety.

Form 10-K for the fiscal year ended December 31, 2010

Liquidity and Capital Resources, page 46

1.
We note your disclosure on page 49 that beyond the expiration of your senior secured credit facility in November 2011, you believe that cash flows from operations and cash on hand will be sufficient to meet anticipated cash requirements, without the need for additional borrowings, through at least March 31, 2012. It does not appear that your cash flows from operations and cash on hand will be sufficient to service your debt which matures in 2013. Citing planned or expected funding sources beyond March 31, 2012 or uncertainties in securing such funding, please expand your disclosure to address your long-term liquidity and your ability to service your remaining notes due 2013 and beyond.

Company Response:

We respectfully note to the Staff, in response to this Comment, that, in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the quarter ended June 30, 2011, we discussed the upcoming expiration of our senior secured credit facility and indicated that: “We are currently engaged in negotiations to enter into a new credit facility, and anticipate entering into a new credit facility prior to the expiration of our existing facility.”

We are actively engaged in the process of securing a new senior secured credit facility with sufficient capacity to redeem all of the outstanding 6½% Senior Subordinated Notes and 6½% Senior Subordinated Notes — Class B, due May 15, 2013 (together, the “Subordinated Notes”). While we believe the Company will be successful in securing a new senior secured credit facility, we can make no assurances as to the timing, capacity or terms on which we may complete this transaction. If we secure a new senior secured credit facility but the capacity of such new facility is not sufficient to redeem all of the outstanding Subordinated Notes, we will pursue other financing sources in order to raise a sufficient amount of capital to redeem or pay at or prior to maturity, all of the Subordinated Notes. Such sources of funding may include borrowings under a credit facility, or offerings of debt or equity securities. Due to our expectation that we will be successful in our efforts to enter into a new senior secured credit facility prior to the maturity of the Subordinated Notes, more than a year and a half from the date hereof, we expect that we will have either redeemed the Subordinated Notes or have secured the capital necessary to pay the principal amount due upon maturity of the Subordinated Notes.  The risks associated with our substantial indebtedness are currently described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2010 (“10-K”).

In response to the Staff's comment, commencing with our Form 10-Q filing for the quarter ending September 30, 2011, we will expand our prospective Liquidity and Capital Resources disclosures as follows:

"Senior Subordinated Notes Due 2013. Our senior subordinated notes are scheduled to mature in 2013. As of September 30, 2011, the aggregate principal amount payable on the senior subordinated notes is $417.2 million. We intend to pursue and complete a financing transaction with sufficient capacity to repay amounts due under the senior subordinated notes prior to the May 15, 2013 maturity date. See Risk Factors for a discussion of the risks related to our substantial indebtedness. While we believe the Company will be successful in securing a new senior secured credit facility, we can make no assurances as to the timing, capacity or terms on which we may complete this transaction. If we secure a new senior secured credit facility but the capacity of such new facility is not sufficient to redeem all of the outstanding Subordinated Notes, we will pursue other financing sources in order to raise a sufficient amount of capital to redeem or pay at or prior to maturity all of the Subordinated Notes. Such sources of funding may include borrowings under a credit facility, or offerings of debt or equity securities. Due to our expectation that we will be successful in our efforts to enter into a new senior secured credit facility and the fact that the maturity of the Subordinated Notes is still more than a year and a half from the date hereof, we expect that we will have either redeemed the Subordinated Notes or have secured the capital necessary to pay the principal amount due upon maturity of the Subordinated Notes."

Additionally, we will expand our Risk Factors in Item 1A as follows:

"We may not be able to refinance all or a portion of our indebtedness or obtain additional financing on satisfactory terms. The outstanding 6½% Senior Subordinated Notes and 6½% Senior Subordinated Notes - Class B are due on May 15, 2013. The outstanding 8 3/8% Senior Notes are due on April 15, 2018. While we expect to complete financing transactions on satisfactory terms with sufficient capacity to repay this indebtedness prior to maturity, we can provide no assurances that this will occur. Our inability to refinance our indebtedness on commercially reasonable terms, or at all, could have a material adverse effect on our business, liquidity and results of operations."

Financial Statements

Contingencies, page F-40

2.
We note as of December 31, 2010, you estimate the fair value of the television stations in the joint venture to be approximately $254.1 million less than the outstanding balance of the GECC note of $815.5 million. In light of this circumstance, it appears as of the balance sheet date, the joint venture did not have the ability to fully repay this note and any accrued interest by selling its assets or by refinancing. Explain to us, in detail, why you have not recorded a loss accrual for the most likely amount of the shortfall in accordance with ASC 450-20-25 and ASC 450-20-30-1 or revise.

Company Response:

As of December 31, 2010, in evaluating our accounting with respect to the joint venture, we considered the guidance in each of ASC 450-20-25 and ASC 450-20-30-1.

In evaluating any obligation to record a loss accrual for the most likely amount of the shortfall, we considered the following factors:

(a)
Maturity date and debt service requirements: The GECC note is non-amortizing and matures in 2023. Interest payments are required at 8% per annum until March 2013 and 9% per annum thereafter. No principal payments are due until maturity.

(b)	Debt covenants: The GECC note contains no financial or other covenants (other than non-payment described in (c) below) for which noncompliance could cause an acceleration of the principal.

(c)
Event of default: As described in Note 15 - Commitments and Contingencies of our Consolidated Financial Statements for the year ended December 31, 2010, an event of default will occur after the defined grace period of 90 days, only if the joint venture fails to make scheduled interest payments and we, and/or NBCUniversal, do not make subordinated loans to the joint venture to be used to make the interest payment.

(d)
Shortfall Funding Agreement: If the joint venture is unable to generate sufficient cash to service interest payments on the GECC Note, NBCUniversal and LIN Television agreed to fund interest payments through April 1, 2011, and GE and LIN Television have agreed to fund interest payments from April 2, 2011 through April 1, 2012.  These shortfall sharing agreements preclude an event of default on the GECC Note through April 1, 2012.

(e)
Historical performance: The joint venture generated positive earnings, after debt service on the GECC note, in each year from 2000 through 2007, ranging from a low of approximately $8.4 million to a high of $38.1 million, and has distributed approximately $210 million of cash to its owners since inception, of which LIN’s 20.38% share was approximately $43 million. We believe the joint venture losses in 2008 through 2010 were directly attributable to unprecedented macroeconomic conditions and are not reflective of the joint venture’s historical operating cash flows, or future prospects. The net loss of the joint venture in 2009, the worst year of the recession, was approximately $35.0 million. During 2010, the broadcast industry began to rebound and the joint venture's net loss decreased by $25.0 million to $10.0 million.

(f)	Prospective performance:

(i)
2011/2012: Based on the most recent 2011 forecast information provided by joint venture management, revenues for the joint venture are anticipated to decline slightly as compared to 2010 revenues, resulting in a forecasted 2011 cash shortfall of approximately $14.0 million.  The decline in total revenues in 2011 is primarily a result of the fact that 2011 is a non political year and non Olympic year, which account for a significant portion of revenues during even numbered years at the joint venture stations.  Excluding revenues from the 2010 elections and Winter Olympics, 2011 revenues at the joint venture stations are forecast to be relatively flat compared to 2010.  Based on our discussions with joint venture management, and our internal estimates of the joint venture’s operating results, we anticipate a return to profitability as early as 2012, given incremental revenues from the upcoming 2012 election cycle, and NBC’s broadcast of the 2012 Summer Olympics and Superbowl XLVI in February 2012.

(ii)
Longer-term performance: Beyond 2012, broadcast industry analysts such as the Television Bureau of Advertising and the National Association of Broadcasters, expect continued growth in the broadcast industry. We share this view that there is significant opportunity for an improved economic environment as well as continued cost control initiatives and enhanced web-generated revenues. In addition, many broadcasters have recently been able to secure sizable increases in retransmission consent fees paid by cable television operators, satellite television companies, and telecommunications companies, resulting in significant growth in this revenue stream. The NBC owned and operated TV stations, including the joint venture stations, have thus far been a laggard in securing such increases in retransmission consent fees, for a number of reasons that are specific to NBCUniversal. As their existing carriage agreements come up for renewal, senior Comcast management has stated, and we believe, that the NBC owned stations, along with the joint venture stations, will secure significant increases in retransmission consent fees as well.

(g)
Market multiples: Comparable market multiples with respect to the joint venture declined significantly as a result of the economic downturn. However, such multiples demonstrated substantive improvement in 2010. At December 31, 2010 and 2009, the estimated shortfall in the fair value of the stations was approximately $254.1 and $366.0 million, respectively. This reflects an improvement in the fair market value in excess of $100 million in 2010.

In assessing the probability of our incurrence of a loss under ACS 450-20-25/30-1 related to our guarantee of the GECC note and the related $254.1 million shortfall at December 31, 2010, we considered all the factors above. In summary, we believe it is reasonably possible that the joint venture could increase in fair value by 2023 sufficient to either refinance the debt or dispose of the joint venture for an amount equal to or in excess of the GECC note. Moreover, for many of the reasons detailed above: (i) the maturity date of the GECC note is more than ten years away, (ii) the historical profitability of the joint venture prior to the economic downturn of 2008, (iii) recovery of joint venture operating results in 2010 and 2011, (iv) our anticipated return of the joint venture to profitability as early as 2012 and beyond, (v) expectations for continued economic improvement in the broadcast industry, including a significant increase in revenues from retransmission consent fees, and (vi) market multiple improvement, at December 31, 2010, we believe it is not probable, that we would incur such a loss. Accordingly, following ASC 450-20-50-3 and 4, in Note 15 - Commitments and Contingencies of our Consolidated Financial Statements for the year ended December 31, 2010, we disclosed the nature of the contingency, and the range of loss ($0 to $815.5 million) is described in the footnote.

Note 16 – Income Taxes, page F-43

3.
Tell us your basis for recognizing a deferred tax liability (i.e., deferred gain) related to your equity investment in the joint venture. Please explain how you would incur a substantial tax gain of approximately $815.5 million because of an acceleration on default or otherwise if the GECC note is prepaid per your disclosure in the third bullet on page F-43.

Company Response:

As of December 31, 2010, we had recognized a deferred tax liability of approximately $264 million attributable to a deferred gain with respect to our interest in the joint venture. For background purposes,  upon formation of the joint venture, we contributed 100% of our interest in one of our stations and the $815 million GECC note to the joint venture, in exchange for our existing 20.38% ownership interest. As disclosed in our 10-K, the GECC note is an obligation of the joint venture and LIN TV Corp. has guaranteed payment of the GECC note. For book purposes, the Company recorded its 1998 equity investment in the joint venture at fair market value. For tax purposes, there was a corresponding negative tax basis attributable to the (i) use of carry-over tax basis and (ii) the $815 million GECC note contribution. As a result, we recorded a deferred tax liability of approximately $273 million in 1998 related to the book/tax basis difference resulting from this transaction.

As disclosed in our 10-K in Note 15 - Commitments and Contingencies of our Consolidated Financial Statements for the year ended December 31, 2010, in the event the GECC note is prepaid, we would incur a substantial tax gain related to the deferred gain associated with the formation of the joint venture. More specifically, the deferred gain will only be triggered in the event (i) the GECC note is repaid or partially repaid, (ii) LIN TV Corp. is relieved of its guarantee obligation on the GECC note, or (iii) the station KXAS-TV in Dallas is sold (which requires our consent).

Station Venture Holdings LLC

Statements of Members’ Deficit, page F-101

4.           Please explain how LIN Television incurred a significant member deficit despite its 20% interest.

Company Response:

As noted in Footnote 1 of the December 31, 2010 Station Venture Holdings, LLC (the "joint venture") financial statements, LIN Television of Texas, LP, a wholly-owned subsidiary of LIN Television Corporation, holds our 20.38% interest in the joint venture.

In connection with the formation of the joint venture, we contributed a television station which had a historical book value at date of formation of approximately $33 million (fair value of approximately $891 million) and the GECC note of $815.5 million in exchange for our 20.38% equity interest. Concurrently, a wholly-owned subsidiary of NBCUniversal, contributed assets and operations of one of its television stations to the joint venture in exchange for its 79.62% interest. On the books of Station Venture Holdings, LLC, these contributions were treated as an exchange of assets, and as a result were recorded at their historical carryover book values.

As of March 1998, Station Venture Holdings, LLC also reflected a significant member deficit with respect to LIN Television of Texas, LP as a result of the historical book value formation accounting described above. Subsequent to 1998, as a result of distributions and earnings allocations, Station Venture Holdings, LLC continues to reflect an accumulated member deficit with respect to our interest in the joint venture.

Please note that we described the aforementioned member deficit calculation to the Staff in response to the Staff’s December 29, 2004 comment letter with respect to our adoption of FIN 46(R). As a component of that response, we provided the following summary information which presents our and NBCUniversal's combined membership interests, which were recorded at historical cost, and adjusts that cost to fair value as of the March 3, 1998 inception date of the joint venture (in millions):

	Book Value	Fair Value
Investment in the joint venture	$254.3	$1,188.5
Long-term debt	(815.5)	(815.5)
Members' (deficit) equity	$(561.2)	$373.0

Form 10-Q For the quarterly period ended June 30, 2011

Note 3 – Equity Investment, page 12

5.
We note on page 12 the cash shortfalls at the joint venture beyond March 31, 2012 are not currently estimable; therefore, you have not recorded any additional shortfalls beyond the $2 million amount recorded. If you believe it is probable that the Company will be responsible for cash shortfalls beyond March 31, 2012, your inability to estimate the amount with precision is not a justification for not recording the liability. Please revise to fully comply with ASC 450-20-25 and ASC 450-20-30-1 or advise us in detail.

Company Response:

As of June 30, 2011, in evaluating whether it is probable that the Company will be responsible for cash shortfalls beyond March 31, 2012, we considered the guidance in each of ASC 450-20-25 and ASC 450-20-30-1.

In evaluating any obligation to record a loss accrual for the most likely amount of additional cash shortfalls, we considered the following factors:

(a)
Shortfall funding arrangements: The current shortfall funding agreement expires April 1, 2012. We have not yet entered into a new shortfall funding agreement for any potential shortfall beyond March 31, 2012. However, based on our experience to date, we believe it is reasonably possible that further shortfall sharing agreements may be executed.

(b)
Historical performance: The joint venture generated positive earnings, after debt service on the GECC note, in each year from 2000 through 2007, ranging from a low of approximately $8.4 million to a high of $38.1 million, and has distributed approximately $210 million of cash to its owners since inception, of which LIN’s 20.38% share was approximately $43 million. We believe the joint venture losses in 2008 through 2010 were directly attributable to unprecedented macroeconomic conditions, and are not reflective of the joint venture’s historical operating cash flows, or future prospects. The net loss of the joint venture in 2009, the worst year of the recession, was approximately $35.0 million. During 2010, the broadcast industry began to recover and the joint venture's net loss decreased $25.0 million to $10.0 million.

(c)
Current performance: Based on the most recent 2011 forecast information provided by joint venture management, revenues for the joint venture are anticipated to decline slightly as compared to 2010 revenues, resulting in a forecasted 2011 cash shortfall of approximately $14.0 million.  The decline in total revenues in 2011 is primarily a result of the fact that 2011 is a non political year and non Olympic year, which account for a significant portion of revenues during even numbered years at the joint venture stations.  Excluding revenues from the 2010 elections and Winter Olympics, 2011 revenues at the joint venture stations are forecast to be relatively flat compared to 2010.

(d)	Prospective performance beyond March 31, 2012:

(i)
Based on discussions with joint venture management, and our internal estimates of the joint venture’s operating results, we anticipate a return to profitability and positive cash flows as early as 2012, given incremental revenues from the upcoming 2012 election cycle, and NBC’s broadcast of the 2012 Summer Olympics and Superbowl XLVI in February 2012.

(ii)
Longer-term performance: Beyond 2012, broadcast industry analysts such as the Television Bureau of Advertising and the National Association of Broadcasters, expect continued growth in the broadcast industry. We share this view that there is significant opportunity for an improved economic environment, as well as digital revenues (e.g. web and mobile advertising), and benefits from continued cost control initiatives at the stations. Further, many broadcasters have recently been able to secure sizable increases in retransmission consent fees paid by cable television operators, satellite television companies, and telecommunications companies, resulting in significant growth in this revenue stream. The NBC owned and operated TV stations, including the joint venture stations, have thus far been a laggard in securing such increases in retransmission consent fees, for a number of reasons that are specific to NBCUniversal. As their existing carriage agreements come up for renewal, senior Comcast management has stated, and we believe, that the NBC owned stations, along with the joint venture stations, will secure significant increases in retransmission consent fees as well.

In assessing the probability of our requirement to fund shortfalls beyond March 31, 2012, we specifically considered the guidance in ASC 450-20-25 and ASC 450-20-30-1 regarding whether such a loss is probable or likely to occur. Given the anticipated return of the joint venture to profitability and positive cash flows as early as 2012, and our belief in the continued economic improvement in the broadcast industry, including a significant increase in revenues from retransmission consent fees, we believed that as of June 30, 2011 it was not probable that further cash shortfall funding would be required.

In response to the Staff’s comment, commencing with our Form 10-Q filing for the quarter ending September 30, 2011,  we will enhance our disclosure in Note 3 - Equity Investments related to our obligation for shortfall funding beyond March 31, 2012 as follows:

"While 2012 forecasted information is not available from the joint venture, we believe prospective operating results in 2012 will improve as a result of various factors, including the upcoming election cycle, and NBC’s broadcast of the 2012 summer Olympics and Superbowl XLVI. Beyond 2012, we believe operating results will be favorably impacted by further economic recovery, the potential for growth in retransmission consent fees, and further growth in digital revenues. As a result, while there can be no assurances, we believe cash shortfalls beyond the amounts currently accrued are not probable. However, our prospective shortfall obligations could vary from our estimate."

Note 11 – Commitments and Contingencies, page 17

GECC note, page 17

6.
We note in the last paragraph on page 18 that your ability to honor your shortfall obligations under the Shortfall Funding Agreement is limited by certain covenants contained in your credit agreement and indentures governing your Senior Notes and your Senior Subordinated Notes. Please identify for us each such debt covenant and explain, in detail, the nature and extent of the limitation placed on your ability to honor shortfalls. Also, please quantify in your disclosure the maximum amount of funding you may provide under the Shortfall Funding Agreement without violating your debt covenants.

Company Response:

The debt covenants that could potentially limit our ability to honor our obligations under the Shortfall Funding Agreements are contained in our Senior Secured Credit Facility and in the indentures governing our 6½% Senior Subordinated Notes and our 8 3/8% Senior Notes. These covenants are described in detail below.

(a)	Senior Secured Credit Facility

Under the terms of the credit agreement governing our senior secured credit facility, there is a negative covenant that limits our ability to make investments in the joint venture to a net amount not to exceed the “Available Amount.” The Available Amount, for these purposes, is defined as the excess of (i) the sum of (x) $15 million, and (y) the amount of net cash proceeds received in connection with any issuance of capital stock over (ii) the sum of certain restricted payments, certain other investments and certain optional prepayments of indebtedness made pursuant to specified provisions of the credit agreement. As of June 30, 2011 and as of the date hereof, we have consumed $7.5 million of the Available Amount. Based on the most recent 2011 forecast information provided by joint venture management, and our estimate of joint venture cash flows through the November 4, 2011 expiration of our senior secured credit facility, our anticipated shortfall funding obligations are considerably less than the $7.5 million of remaining Available Amount. For this reason, we do not expect that any shortfall loans would violate the debt covenants set forth in the credit agreement.

(b)	6½% Senior Subordinated Notes and 6½% Senior Subordinated Notes — Class B

Under the indentures governing the Subordinated Notes, our shortfall loans to the joint venture are deemed investments, and such investments are generally deemed to be “restricted payments” for purposes of the restricted payment covenant set forth in Section 4.10 of each of the indentures, as filed with the SEC on May 14, 2003 and October 5, 2005. Under the restricted payment covenant, our ability to make such investments is subject to certain conditions, including being limited to an aggregate amount which, together with all other restricted payments made since June 1, 2001, does not exceed a calculated limit for total “Restricted Payments.” The total limit for Restricted Payments is determined as of the end of each quarter based on that quarter’s cash flow and other inputs.  As of June 30, 2011, our Restricted Payment capacity under the indentures governing the Subordinated Notes is calculated to be greater than $1.0 billion, well in excess of LIN’s probable shortfall funding obligations.

As noted above, our ability to make restricted payments is subject to certain other conditions in the covenant, including the condition that our total leverage ratio, as defined in the Indentures, does not exceed 7.0 to 1.0, and that a proposed Restricted Payment does not cause our total leverage ratio to exceed 7.0 to 1.0. If we were unable to make a restricted payment because our total leverage ratio were to exceed 7.0 times, we might still have the ability to make future shortfall loans to the joint venture under an exception for "Permitted Investments," which would be limited to an amount of $5.0 million at any one time outstanding. As of June 30, 2011, our total leverage ratio was 4.3 times, which means that we would be permitted to make Restricted Payments up to the full amount of any estimated shortfall funding obligations, and we also had capacity under Permitted Investments of $5.0 million.

(c)	8 3/8% Senior Notes

Shortfall loans to the joint venture are treated similarly under the Indenture governing the 8 3/8% Senior Notes due 2018 (the “Senior Notes”), and are subject to the restricted payment covenant set forth in Section 4.09 of the Indenture, as filed with the SEC on April 15, 2010.  (In the case of the indenture governing the Senior Notes, the total limit for Restricted Payments is calculated somewhat differently, including having a “start date” of April 12, 2010.) As of the date hereof, our Restricted Payment capacity under the indenture governing the Senior Notes is calculated to be $122.4 million, well in excess of LIN’s probable shortfall funding obligations.

As with the indentures governing the Subordinated Notes, our ability to make restricted payments under the indenture governing the Senior Notes is subject to certain other conditions in the covenant, including the conditions that (i) our total leverage ratio, as defined in the Indenture, does not exceed 7.0 to 1.0, and a proposed Restricted Payment does not cause our total leverage ratio to exceed 7.0 to 1.0, and (ii) our senior leverage ratio, as defined in the Indenture, does not exceed 5.5 to 1.0, and a proposed Restricted Payment does not cause our senior leverage ratio to exceed 5.5 to 1.0. If we were unable to make a Restricted Payment because our total leverage ratio were to exceed 7.0 times or because our senior leverage ratio were to exceed 5.5 times, we would still have the ability to make future shortfall loans to the joint venture under an exception for "Permitted Investments," which would be limited to an amount of $25 million at any one time outstanding. As noted above, as of June 30, 2011, our total leverage ratio was 4.3 times; also as of June 30, 2011, our senior leverage ratio was 0.0 times; accordingly, we would be permitted to make Restricted Payments up to the full amount of any estimated shortfall funding obligations, and we also had capacity under Permitted Investments of $25 million.

In response to the Staff's comment, we intend to enhance our Commitments and Contingencies disclosure prospectively commencing with our Form 10-Q for the quarter ending September 30, 2011 by adding the following:

"As of September 30, 2011, we have availability under applicable debt covenants to fund future shortfall loans as follows: (i) approximately $XX of availability under the Senior Secured Credit Facility, (ii) approximately $XX of availability under the indentures governing our 6½% Senior Subordinated Notes and 6½% Senior Subordinated Notes - Class B, and (iii) approximately $XX of availability under the indenture governing our 8 3/8% Senior Notes."

We note also that, to the extent our existing senior secured credit facility is replaced with a new credit facility that contains applicable limitations on our ability to fund future shortfalls to the joint venture, our disclosure in future filings will reflect such limitations.

7.	In regard to the above comment, please disclose and explain to us what would happen if you are required to honor a shortfall that exceeds what is permitted by your debt covenants.

Company Response:

Under the 2011 shortfall funding agreement, we agreed to preserve at least $5 million of the total Available Amount under the applicable covenant in the senior secured credit facility for the purpose of funding future joint venture shortfall loans. As noted in our response to Comment 6 above, as of June 30, 2011 and as of the date hereof, there is $7.5 million of remaining Available Amount. Based on the most recent 2011 forecast information provided by joint venture management, and our estimate of joint venture cash flows through the November 4, 2011 expiration of our senior secured credit facility, our anticipated shortfall funding obligations are considerably less than the $7.5 million of remaining Available Amount. For this reason, we do not expect that any shortfall loans would violate the debt covenants set forth in the credit agreement.

Further, based on the most recent forecast information provided by joint venture management, and our estimate of joint venture cash flows, we do not anticipate that any of the limitations set forth in the Indentures governing the Subordinated Notes or the Senior Notes will limit our ability to make shortfall loans. For these reasons, we believe it is unlikely we would be required to make a shortfall loan that exceeds what is currently permitted by our debt covenants.

Notwithstanding the foregoing, the possibility exists that debt service shortfalls at the joint venture could exceed current expectations. Should circumstances arise in which we desire to make shortfall loans to the joint venture in excess of the limitations contained within the Credit Agreement and the Indentures, we would need to seek an amendment or a waiver to such limitations. Based on the timing of forecast information received from joint venture management, the schedule for interest payments under the GECC note, and the existence of a 90 day grace period for interest payments due under the GECC note, we believe that there would be sufficient time for us to seek such an amendment or waiver prior to the occurrence of an event of default under the GECC note.

In response to the Staff's comment, we intend to enhance our Commitments and Contingencies disclosure prospectively commencing with our Form 10-Q for the quarter ending September 30, 2011 by adding the following:

"The possibility exists that debt service shortfalls at the joint venture could exceed current expectations. Should the circumstances arise in which we desire to make shortfall loans to the joint venture in excess of the limitations imposed by the covenants contained in the credit agreement or the indentures, we would seek an amendment or waiver of such limitations, but there is no assurance that we would be able to obtain such amendment or waiver on a timely basis, or at all, or on terms satisfactory to us. For further information see Item 1A Risk Factors "The GECC note could result in significant liabilities, including (i) requiring us to make short-term cash payments to the NBCUniversal joint venture to fund interest payments and (ii) potentially giving rise to the acceleration of our existing indebtedness, which would cause such existing indebtedness to become immediately due and payable."

8.
It appears if you are unable to obtain a shortfall funding agreement that covers the period beyond April 1, 2012 and the joint venture does not have sufficient cash to fund interest payments on the GECC note, you may be required to fund the entire amount of the interest shortfall in order to avoid a default. If this is so, please clarify your disclosure and explain your ability to honor the full amount of any anticipated future interest shortfall. Include an explanation of the likelihood of such a circumstance arising and describe the sources of liquidity available to the Company to meet this obligation.

Company Response:

While we believe future debt service shortfalls are not probable beyond March 31, 2012, in the absence of a shortfall funding agreement for the period beyond April 1, 2012, we would have the option, but not the requirement, to fund the entire amount of a joint venture debt service shortfall in order to avoid an event of default under the GECC note. In light of what we believe is an improving economic outlook for the joint venture, as of the date hereof, we believe our future cash flows from operations would be sufficient to enable us to fund 100% of future joint venture debt service shortfalls, if any, without the need for us to incur additional borrowings.

The Credit Agreement governing our senior secured credit facility expires on November 4, 2011, and therefore the restrictions under the Available Amount basket (as described in paragraph (a) to our response to Comment 6 above) will not be in effect after that date. We expect that any replacement credit facility would provide adequate flexibility in this regard. Further, we do not expect that the limitations under the Indentures would prohibit us from fully funding future joint venture debt service shortfalls.

Additionally, as discussed in our previous reports filed with the SEC, during 2009 and 2010 we entered into shortfall funding agreements with NBCUniversal which provided, among other things, that if the joint venture does not have sufficient cash to fund interest payments on the GECC note, NBCUniversal and LIN would each provide the joint venture with shortfall loans on the basis of its respective percentage of economic interest in the joint venture. During 2011, subsequent to Comcast Corporation’s (“Comcast”) acquisition of a controlling interest in NBCUniversal, we entered into a shortfall funding agreement with GE on substantially the same terms as previous shortfall funding agreements. During the period from 2009, NBCUniversal, and now GE, have repeatedly demonstrated a willingness to share in debt service shortfalls at the joint venture on the basis of their economic interest in the joint venture. In light of the above, management believes that we have a constructive relationship with NBCUniversal, GE, and Comcast in which all of the partners are committed to the future success of the joint venture.

As previously noted, our internal evaluation of the joint venture’s operating results provides a reasonable basis for us to believe that the joint venture will return to profitability and positive cash flows as early as 2012, given incremental revenues from the upcoming 2012 election cycle, NBC’s broadcast of the 2012 Summer Olympics and Superbowl XLVI in February 2012 and the growth of retransmission consent fees.   As a result of the facts outlined above, and the joint venture’s prospects for success in the future, we fully expect that future debt service shortfalls are not probable. However, in the event of future debt service shortfalls, we have reason to believe, based on prior actions taken by each of them, that GE and/or Comcast will continue to participate in funding such shortfalls at the joint venture, if any, and that as a result, it is unlikely that we would be required to, or that we would elect to, fund such shortfalls at a level disproportionate to our economic interest in the joint venture.

In response to the Staff's comment, we intend to enhance our financial statement footnote and MD&A disclosures prospectively commencing with our Form 10-Q for the quarter ending September 30, 2011 by adding the following:

"In the event the joint venture experiences additional cash shortfalls beyond the April 1, 2012 expiration of the shortfall funding agreement, and in the absence of a renewed shortfall funding arrangement, we have the option, but not the obligation, to fund the entire amount of the shortfall, if any. Our ability to provide such funding would be subject to amounts available pursuant to our existing and future covenants in our debt agreements. The source of such funds would likely be cash flows from operations. We do not believe any such future funding is probable as of September 30, 2011."

In response to the Staff’s request, the Company hereby acknowledges the following:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to the Staff’s comments. We are happy to provide any additional information the Staff requires in order to clarify the content of this response or further clarify the disclosure contained in our filings. Should you have any questions, please contact me at (401) 457-9510.

Sincerely,

/s/ Richard J. Schmaeling
Richard J. Schmaeling
Senior Vice President, Chief Financial Officer

cc:          Kathryn Jacobson
Staff Accountant
Securities and Exchange Commission

Robert S. Littlepage, Jr.
Accounting Branch Chief
Securities and Exchange Commission